SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

Ecopetrol Listing on the Lima Stock Exchange

•	Ecopetrol’s ADRs will be traded on the Lima Stock Exchange
•	Milestone in Ecopetrol’s capital markets positioning strategy
•	It is the same ADR negotiated in the New York Stock Exchange

Ecopetrol S.A. (NYSE: EC;  BVC: ECOPETROL) (“Ecopetrol” or the “Company”) announces that in coming days investors will be able to trade the Company’s American Depositary Receipts (“ADRs”) on the Lima Stock Exchange (the “BVL’). The ADRs that will be traded are the same instruments which were listed on the New York Stock Exchange in September 2008.  The listing of the ADRs on the BVL is not a new issuance of stock and will not generate additional funds for Ecopetrol.

The ADRs are being registered in accordance with Article 15 of Resolution No. 125-98-EF/94.10 of the Comisión Nacional Supervisora de Empresas y Valores del Perú (CONASEV), which sets forth the requirements for listing foreign securities on the BVL.  Pursuant to these requirements, Stock Broker Agencies (“SABs”) may request the listing of foreign securities.  With respect to the listing of Ecopetrol’s ADRs, GPI Valores SAB, the Peruvian stock broker agent for Global Securities Colombia, requested the Ecopetrol ADR listing with CONASEV and the BVL.

For Ecopetrol, entering the BVL (one of the most dynamic and important international capital markets) is a milestone in the Company’s capital markets positioning strategy and will booster the Company’s presence in Peru, one of the local countries forming part of the Company’s growth and internationalization strategy.

Ecopetrol began operations in Peru in 2007 through its affiliate, Ecopetrol del Perú S.A., which currently holds five exploratory blocks in the country.  In January 2009, Ecopetrol acquired 50% of Offshore International Group (OIG), which is the parent company of Petrotech Peruana S.A. (“Petrotech”).  Petrotech has a strategic exploratory position on the coast of Peru, with nine exploratory blocks and a production of 14,200 barrels per day.

Bogotá, December 1, 2009

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Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

 Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

ECP – DIR – R - 001

 Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  November 30, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer